

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Jerome Fagerland
President
NEDAK Ethanol, LLC
87590 Hillcrest Road
P.O. Box 391
Atkinson, NE 68713

> **Re:**   **NEDAK Ethanol, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **File No. 000-52597**

Dear Mr. Fagerland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 2

Regulatory Environment, page 8

NDEQ Air Quality Permit, page 9

1. We note your disclosure that you received Notices of Violation from the NDEQ. With a view toward future disclosure, please tell us when this occurred, whether you reported the event on a current report, and whether you experienced any material consequences as a result of receiving these notices.

Item 1A. Risk Factors, page 10

Risks Associated with Our Operation, page 12

We may be at a competitive disadvantage compared to other ethanol producers . . . , page 13

2. We note the competitive disadvantage you discuss in this risk factor. In future filings, please also fully address this competitive disadvantage in your discussion of competition in the business section. We also note the brief disclosure on page 7 regarding the disadvantage you face in delivering your product into the larger markets of the eastern U.S. Please elaborate on the competitive factors arising from all of your transportation challenges in future filings.

Item 9A. Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures, page 27

3. Management's conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). However, as written, management's conclusion does not encompass the entire definition of disclosure controls and procedures. Please confirm to us, if true, that management's conclusion regarding the effectiveness of your disclosure controls and procedures is based on the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Additionally, please include the entire definition in future filings. Alternatively, in future filings, you may simply state, if true, that management concluded that your disclosure controls and procedures are effective. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Item 15. Exhibits, Financial Statement Schedules, page 29

4. Please tell us what consideration you gave to filing the management consulting agreement with Tenaska (page 6), the negotiated rate agreement for distribution transportation service with Source Gas (page 6), and the marketing agreement with Tenaska (page 7) as exhibits to the Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

5. Please tell us why you filed the master credit agreement and the first two supplements to the master credit agreement under Item 601(b)(4) of Regulation S-K and the fourth through seventh supplements under Item 601(b)(10) of Regulation S-K.

6. All attachments, exhibits, and schedules should be included in exhibits you file with your Form 10-K. In this regard, we note that it appears several exhibits and schedules are

omitted from Exhibit 4(ii).1. Please advise, or file a complete copy of the exhibit with your next periodic report.

7. You incorporate your code of ethics by reference to Exhibit 14 of your annual report on Form 10-KSB filed on April 1, 2008. We are unable to locate the code of ethics pursuant to that reference. Please advise, or tell us how you intend to comply with Item 406 of Regulation S-K.

Signatures, page 33

8. Please note that, in future filings, your principal executive officer, principal financial officer, and principal accounting officer or controller should indicate that they are signing the Form 10-K in those capacities. In this regard, we note that they have only indicated they are signing in their capacity as director.

Exhibits 31.1 and 31.2

9. Please note that, in future filings, you should provide these certifications exactly as they appear in Item 601(b)(31) of Regulation S-K. In this regard, we note:

- Paragraph 3 should refer to "cash flows of the registrant" instead of "cash flows of NEDAK Ethanol, LLC;"

- You should not omit the closing parenthesis in paragraph 4, and you should not add a comma after "registrant;"

- You should include a comma after "Designed such disclosure controls and procedures" in paragraph 4(a);

- You should not include "and" at the end of paragraph 4(b);

- You should not omit the parenthetical phrase from paragraph 4(d), and you should include the word "and" at the end of paragraph 4(d); and

- You should not add "s" to the end of "internal control" in paragraph 5(b).

This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Fiscal Year 2010 Annual Report

Management's Discussion & Analysis . . . , page 5

Overview, page 5

10. Please tell us what consideration you gave to filing the master netting agreement with Tenaska as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

WDG Revenues, page 5

11. Please tell us what consideration you gave to filing written descriptions of your verbal agreements with local cattle feeders as exhibits to the Form 10-K. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 7

Meetings and Committees of the Board of Directors, page 7

Code of Ethics, page 7

12. In future filings, please disclose whether your code of ethics applies to your principal executive officer, your principal financial officer, and your principal accounting officer or controller. Refer to Item 406(a) of Regulation S-K.

13. In future filings, please provide the disclosure required by Item 406(c)(3) of Regulation S-K.

Compensation of Directors and Executive Officers, page 9

Officer Compensation, page 10

14. We note your disclosure on page 10 that you entered into an employment agreement with Mr. Fagerland on October 30, 2007. We further note that pursuant to the employment agreement, Mr. Fagerland's base annual salary was set at $130,000 with 5% annual increases. With a view toward future disclosure, please tell us why Mr. Fagerland's salary appears to have increased by more than 15% within two years. In this regard, we note you disclose that he received a salary of $150,491 in 2009.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Condensed Unaudited Financial Statements, page 4

2. Liquidity and Market Uncertainties, page 4

15. In the second and third paragraphs on page 5, you state, "The Company has continued discussions with its lenders to resolve defaults . . . ." Your disclosure states that you continue to work with lenders. However, your disclosure remains unchanged from your Form 10-K for the fiscal year ended December 31, 2010 all the way through your Form 10-Q for the quarterly period ended June 30, 2011. With a view toward future disclosure, please provide us with a current update on the status of your discussions and efforts to work with your lenders. Your disclosure should provide investors with a meaningful insight into how you are working to resolve your liquidity problems and the uncertainties associated with your credit agreements as well as the status of those efforts to date. This comment also applies to the Liquidity and Capital Resources section in Management's Discussion and Analysis.

Market Risk, page 24

Commodity Price Risk, page 24

16. On page 25, you state that you are negotiating the transfer of risk management with Tenaska. We note your disclosures on the subject remain substantially unchanged from your Form 10-K for the fiscal year ended December 31, 2010 to your Form 10-Q for the quarterly period ended June 30, 2011. With a view toward future disclosure, please tell us the nature of your discussions with Tenaska, and provide us with an update on the status of the negotiations. Your disclosures should help investors understand the material effects such discussion would have on them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jerome Fagerland
NEDAK Ethanol, LLC
November 1, 2011
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Perry Winkler, Plant Manager
        NEDAK Ethanol, LLC